EXHIBIT 28.1

NEWS RELEASE                                                            JMCG

                                    CONTACT:   James K. Mitchell, Chairman
                                                and Chief Executive Officer
                                                Pamela R. Schneider, Sr. Vice
                                                President and General Counsel
                                     TELEPHONE: (619)450-0055


     JMC GROUP, INC. ANNOUNCES FINAL ORDER IN FLORIDA
     INSURANCE PROCEEDINGS - APPEAL IS NEXT STEP

          SAN DIEGO, July 13, 1995 - JMC Group, Inc.
     (NASDAQ: JMCG) today announced that a Final Order has been filed by the Florida Department of Insurance regarding the sales of annuities in that state by its wholly-owned subsidiary, James Mitchell & Co. (JMC).

          The Final Order is similar in many respects to the Recommended Order which was issued by an administrative hearing officer in August 1994. The Department of Insurance held that JMC was not involved in an unlawful association with its financial institution client, Barnett Banks Inc., with regard to the sale of annuities. The Final Order requires JMC to cease and desist from certain advertising and sales practices which the Department found to be in violation of provisions of Florida insurance law. It also requires JMC to obtain an insurance agency license and revokes the Florida insurance license of James K. Mitchell, chairman and chief executive officer of JMC Group, Inc.

          JMC plans to file an immediate appeal of the Final Order and is seeking a stay of the Order until the appeal is decided. "Assuming a stay is issued, there will be no change in our Florida operations," stated Mitchell. "We continue to believe that our program, including advertising and sales practices, is in compliance with federal and state banking and securities regulations," he added.

          "Until the Final Order was issued, we were limited to participating in the administrative proceeding before a state agency," continued Mitchell. "Many of what we consider to be our strongest arguments could not be considered at the administrative hearing, but can be raised on appeal before a judicial forum."

          Mitchell noted that he believes that the Final
     Order conflicts with the recent U.S. Supreme Court decision in the widely-reported VALIC case which enables national banks to sell annuities.

          During the past six months, JMC and Barnett have restructured the nature of their marketing program with Barnett hiring many of JMC's Florida-based employees for an internal sales staff. Early in the second quarter of 1995, JMC proposed a newly-developed program of Integrated Support Services to Barnett that would further streamline the Company's involvement in the program. Discussions are currently underway for possible implementation of the new program.

          JMC Group, Inc., through its wholly-owned subsidiaries, provides marketing and integrated support services for the sale of annuities and mutual funds to customers of financial institutions across the nation.